# HSBC SECURITIES (USA) INC.

## Statement of Financial Condition

## December 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
| --- |
| 8-41562 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HSBC Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

452 Fifth Avenue
(No. and Street)

| New York | NY | 10018 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Trevor C Chambers | 224-880-7844 | trevor.c.chambers@us.hsbc.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| 300 Madison Avenue | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Trevor C Chambers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HSBC Securities (USA) Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBRA A VLASZ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 16, 2025

Notary Public

Signature:

Title: Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of HSBC Securities (USA) Inc.

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2024

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

## STATEMENT OF FINANCIAL CONDITION

| | | December 31, 2023 |
|---|---|---|
| | | (in millions) |
| ***Assets*** | | |
| Cash | $ | 47 |
| Cash segregated under federal and other regulations | | 458 |
| Financial instruments owned, at fair value (includes $8,389 pledged as collateral, which the counterparty has the right to sell or repledge) | | 9,261 |
| Securities purchased under agreements to resell | | 27,570 |
| Receivable under securities borrowing arrangements | | 10,746 |
| Receivable from brokers, dealers, and clearing organizations | | 2,048 |
| Receivable from customers | | 504 |
| Other assets (includes $15 at fair value) | | 588 |
| ***Total assets*** | $ | 51,222 |
| ***Liabilities*** | | |
| Short-term borrowings | $ | 97 |
| Financial instruments sold, not yet purchased, at fair value | | 5,365 |
| Securities sold under agreements to repurchase | | 38,883 |
| Payable to customers | | 4,088 |
| Payable to brokers, dealers, and clearing organizations | | 500 |
| Accounts payable and accrued liabilities | | 533 |
| ***Total liabilities*** | | 49,466 |
| Liabilities subordinated to claims of general creditors | | 1,050 |
| Common stock ($0.05 par value; 1,000 shares authorized; 26 shares issued and outstanding) | | — |
| Capital in excess of par value | | 2,494 |
| Accumulated deficit | | (1,788) |
| ***Shareholder's equity*** | | 706 |
| Total liabilities and shareholder's equity | $ | 51,222 |

The accompanying notes are an integral part of the statement of financial condition.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## 1. *Organization*

HSBC Securities (USA) Inc. ("HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. ("HMUS"), whose ultimate parent is HSBC Holdings plc ("HSBC"). HSI may also be referred to as "we," "us" or "our." We are an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is an indirect wholly owned subsidiary of HSBC. For purposes of this report, an affiliate is defined as a direct or indirect subsidiary of HSBC.

We are a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through HSI, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. We engage in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. We are also a primary dealer in U.S. Government and government agency securities.

We are a member of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange ("NYSE"), CME Group Inc. ("CME"), Intercontinental Exchange ("ICE"), LCH Ltd ("LCH"), Securities Investor Protection Corporation ("SIPC"), and The Options Clearing Corporation ("OCC"). We are eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

We self-clear for our business other than our retail brokerage business. We utilize Pershing LLC ("Pershing"), a non-affiliated broker-dealer, as our clearing agent for retail securities brokerage transactions. Pershing carries the cash and margin accounts for our retail brokerage customers (both domestic and international) on a fully disclosed basis.

## 2. *Summary of Significant Accounting Policies*

***Basis of Presentation and Use of Estimates*** Our statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require the use of estimates by management. These estimates and underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates, including the fair value measurement of certain financial assets and financial liabilities, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

***Cash*** Cash consists of amounts due from banks. These amounts may include balances that exceed the Federal Deposit Insurance Corporation (FDIC) limit.

***Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased*** Financial instruments owned and financial instruments sold, not yet purchased, including debt and equity securities and derivative transactions, are reported in the statement of financial condition on a trade date basis and are recorded at fair value. Refer to Note 5, "Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value" for further discussion on fair value measurements.

Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net in receivable to brokers, dealers, and clearing organizations on the statement of financial condition.

***Collateralized Financing Transactions*** Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at the amount of cash paid or received, plus accrued interest. We offset reverse repurchase and repurchase agreements with the same counterparty and same maturity date, which are subject to master netting arrangements, as permitted by U.S. GAAP. In connection with reverse repurchase agreements, it is our policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when the value of collateral received is less than the amount loaned. We have classified transactions involving securities purchased or sold under pre-arranged buy-sell or sell-buy transactions to be reverse repurchase agreements and repurchase agreements, respectively.

Receivables under securities borrowing arrangements ("securities borrowed") are treated as collateralized financing agreements and are recorded at the amount of cash paid, plus accrued interest. Securities borrowed transactions require us to deposit cash or other collateral with the lender. The market value of collateral subject to securities borrowed is regularly monitored and additional collateral is obtained or provided to ensure collateral coverage of these secured financing transactions.

***Allowance for Credit Losses*** We account for estimated credit losses on financial assets measured on an amortized cost basis in accordance with Financial Accounting Standards Board ("FASB") ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires us to estimated expected credit losses over the life of our financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Many of our financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and we reasonably expect the counterparty to continue to replenish the collateral. HSI determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the counterparty's borrowings and collateral, 2) the counterparty's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the counterparty or the amounts borrowed are not returned on demand. HSI has elected to apply the practical expedient to its collateralized financing transactions, and no allowance for credit losses has been recorded related to these transactions.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for transactions applying the practical expedient), HSI estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events and current conditions. All such assets were originated in the current year. HSI has receivables from customers and receivables from broker-dealers and clearing organizations consisting of receivables for unsettled trades, receivables for securities failed to deliver, underwriting fee receivables, and amounts related to our derivatives clearing business. These receivables are generally short-term in nature, and amounts are frequently settled on a delivery vs payment basis, which minimizes credit exposure. Due to the nature of these receivables, no allowance for credit losses has been recorded related to these balances.

***Income Taxes*** We are included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HNAH and its subsidiary entities (the "HNAH Group") included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, we file some separate company state tax returns.

We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for Federal and State net operating losses. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets for amounts we conclude are more likely than not to be unrealized. Since we are included in HNAH's consolidated Federal tax return and various combined State tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HSBC North America consolidated level. We consider the HNAH Group's consolidated deferred tax assets and various sources of taxable income in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, expectations of future corporate alternative minimum tax and any resulting credit carryforwards, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans. This process involves significant management judgment about assumptions that are subject to change from period to period.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology generally allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the entity level to evaluate the need for a valuation allowance where we file separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

### *3. New Accounting Pronouncements*

There were no new accounting pronouncements adopted during 2023 and there have been no accounting pronouncements issued that are expected to have or could have a material impact on our financial position.

### *4. Cash and Restricted Cash*

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition.

| | | December 31, 2023 (in millions) |
|---|---|---|
| Cash | $ | 47 |
| Cash segregated under federal and other regulations | | 458 |
| Total cash and restricted cash | $ | 505 |

Restricted cash included in cash segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and SEC Rule 15c3-3 under Securities Exchange Act of 1934. This cash is held within special reserve bank accounts for the exclusive benefit of customers or brokers and dealers.

### *5. Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value*

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2023, consisted of the following:

| December 31, 2023 | | Financial Instruments Owned | | Financial Instruments Sold, Not Yet Purchased |
|---|---|---|---|---|
| | | (in millions) | | |
| U.S. government treasury notes, bonds, strips and zero coupon bonds | $ | 6,131 | $ | 4,238 |
| U.S. government agency securities | | 23 | | 10 |
| U.S. government treasury bills | | 2,316 | | 374 |
| Total U.S. government and government agency securities | | 8,470 | | 4,622 |
| Corporate debt | | 730 | | 724 |
| Asset-backed securities and municipal securities | | 60 | | — |
| Equities | | — | | 19 |
| Derivative financial instruments | | 1 | | — |
| Total | $ | 9,261 | $ | 5,365 |

***Derivative Financial Instruments*** In the normal course of business, we may enter into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage our exposure to market, credit, and interest rate risks.

Our derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2023 are presented in the following table. Although contract or notional amounts may reflect the extent of our involvement in a particular class of financial instruments, they are not indicative of the potential loss.

Our futures contracts are executed on exchanges and cash settlement occurs on a daily basis. The net unsettled open trade equity for futures contracts is included in receivable from or payable to brokers, dealers, and clearing organizations in the statement of financial condition.

| December 31, 2023 | Contractual/ Notional amount | Derivative Assets: Statement of Financial Condition Location | Derivative Assets: Fair Value | Derivative Liabilities: Statement of Financial Condition Location | Derivative Liabilities: Fair Value |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Interest rate derivatives: | | | | | |
| Futures | $ 2,231 | Financial instruments owned, at fair value | $ — | Financial instruments sold, not yet purchased, at fair value | $ — |
| Options | 844 | Financial instruments owned, at fair value | 1 | Financial instruments sold, not yet purchased, at fair value | — |
| Interest rate forwards | — | Financial instruments owned, at fair value | — | Financial instruments sold, not yet purchased, at fair value | — |
| FX forwards | — | Financial instruments owned, at fair value | — | Financial instruments sold, not yet purchased, at fair value | — |
| Total | $ 3,075 | | $ 1 | | $ — |

***Fair Value Measurements and Hierarchy*** Accounting principles related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most treasury bills, U.S. government and government agency securities (non-callable), and certain corporate debt.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are inactive, and measurements determined using valuation models where all significant inputs are observable, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities, certain corporate debt, asset-backed securities, reverse repurchase and repurchase agreements.

Level 3 inputs are unobservable estimates that management expects market participants would use to determine the fair value of the asset or liability. That is, Level 3 inputs incorporate market participants' assumptions about risk and the risk premium required by market participants in order to bear that risk.

In determining the appropriate measurement levels, we perform an analysis on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

| December 31, 2023 | Fair Value Measurement on Recurring Basis | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| | (in millions) | | | |
| **Assets:** | | | | |
| Financial instruments owned: | | | | |
| U.S. government treasury notes, bonds, strips and zero coupon bonds | $ 6,131 | $ — | $ — | $ 6,131 |
| U.S. government agency securities | 10 | 13 | — | 23 |
| U.S. government treasury bills | 2,316 | — | — | 2,316 |
| Corporate debt | 52 | 678 | — | 730 |
| Asset-backed securities | 23 | 36 | — | 59 |
| Municipal securities | — | 1 | — | 1 |
| Derivative assets | 1 | — | — | 1 |
| Financial instruments owned | 8,533 | 728 | — | 9,261 |
| Other assets: | | | | |
| Equity securities (1) | 15 | — | — | 15 |
| Total | $ 8,548 | $ 728 | $ — | $ 9,276 |
| **Liabilities:** | | | | |
| Financial instruments sold, not yet purchased: | | | | |
| U.S. government treasury notes, bonds, strips and zero coupon bonds | $ 4,238 | $ — | $ — | $ 4,238 |
| U.S. government agency securities | 3 | 7 | — | 10 |
| U.S. government treasury bills | 374 | — | — | 374 |
| Corporate debt | 76 | 648 | — | 724 |
| Equities | 19 | — | — | 19 |
| Financial instruments sold, not yet purchased | 4,710 | 655 | — | 5,365 |
| Total | $ 4,710 | $ 655 | $ — | $ 5,365 |

(1) Consists of ICE and CME shares held to maintain clearing memberships.

***Valuation Techniques for Major Assets and Liabilities***

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

*Financial instruments owned and financial instruments sold, not yet purchased*

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. For certain securities, internally developed valuation models are used to determine fair values or validate quotes obtained from pricing services. The following summarizes the valuation methodology used for our major security classes:

- U.S. government treasury notes, bonds, strips and zero coupon bonds - As these securities transact in an active market, fair value measurements are based on quoted prices for the identical security.

- U.S. government agency securities - For government sponsored mortgage-backed securities which transact in an active market, fair value measurements are based on quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated. For government sponsored mortgage-backed securities which do not transact in an active market, fair value is determined primarily based on pricing information obtained from pricing services and is verified by internal review processes.

- Asset-backed securities - Fair value is primarily determined based on pricing information obtained from independent pricing services adjusted for the characteristics and the performance of the underlying collateral.

- Corporate debt - For non-callable corporate securities, a credit spread scale is created for each issuer. These spreads are then added to the equivalent maturity U.S. Treasury yield to determine current pricing. Credit spreads are obtained from the primary market, secondary trading levels and dealer quotes. For securities with early redemption features, an option adjusted spread model is incorporated to adjust the spreads determined above. Additionally, we survey the broker/dealer community to obtain relevant trade data including benchmark quotes and updated spreads.

- Equity securities - Fair value measurements are primarily determined by quoted prices in an active market.

***Additional Disclosures for Financial Assets and Liabilities Not Carried at Fair Value*** Certain financial assets and liabilities that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature or repricing terms and generally negligible credit risk. The following table presents information on these financial instruments.

| | December 31, 2023 | | | | |
|---|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Level 1 | Level 2 | Level 3 |
| | | | (in millions) | | |
| **Financial assets:** | | | | | |
| Cash | $ 47 | $ 47 | $ 47 | $ — | $ — |
| Cash segregated pursuant to federal and other regulations | 458 | 458 | 458 | — | — |
| Securities purchased under agreement to resell | 27,570 | 27,570 | — | 27,570 | — |
| Receivable under securities borrowing arrangements | 10,746 | 10,746 | — | 10,746 | — |
| Receivable from brokers, dealers, and clearing organizations | 2,048 | 2,048 | — | 2,048 | — |
| Receivable from customers | 504 | 504 | — | 504 | — |
| **Financial liabilities:** | | | | | |
| Short-term borrowings | 97 | 97 | — | 97 | — |
| Securities sold under agreements to repurchase | 38,883 | 38,883 | — | 38,883 | — |
| Payable to customers | 4,088 | 4,088 | — | 4,088 | — |
| Payable to brokers, dealers, and clearing organizations | 500 | 500 | — | 500 | — |
| Liabilities subordinated to the claims of general creditors | 1,050 | 1,087 | — | 1,087 | — |

## *6. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations*

The balances shown as receivable from and payable to brokers, dealers, and clearing organizations comprise the following:

| | | **December 31, 2023** |
|---|---|---|
| | | (in millions) |
| Receivable from: | | |
| Exchanges and clearing organizations | $ | 1,773 |
| Other receivables from brokers and dealers | | 151 |
| Fail to deliver | | 83 |
| Securities transactions not yet settled, net | | 41 |
| | $ | 2,048 |
| Payable to: | | |
| Other payables to brokers and dealers | $ | 320 |
| Fail to receive | | 134 |
| Exchanges and clearing organizations | | 46 |
| | $ | 500 |

## 7. *Receivable from and Payable to Customers*

The balances shown as receivable from and payable to customers comprise the following:

| | | **December 31, 2023** |
|---|---|---|
| | | (in millions) |
| **Receivable from:** | | |
| Customer accounts | | 259 |
| Fail to deliver | $ | 245 |
| Total | $ | 504 |
| **Payable to:** | | |
| Customer accounts | $ | 3,807 |
| Fail to receive | | 281 |
| Total | $ | 4,088 |

## *8. Collateralized Financing Activities*

***Offsetting*** We account for transactions subject to reverse repurchase and repurchase agreements and securities borrowing arrangements as collateralized financings and those transactions executed with a single counterparty are presented net on the statement of financial condition, provided certain criteria are met that permit balance sheet offsetting under U.S. GAAP. Collateral pledged and received consists of cash and securities, and is not offset on the statement of financial condition against the related collateralized assets and liabilities.

The following table presents the gross reverse repurchase agreements, securities borrowing arrangements and repurchase agreements, and the related offsetting amount permitted under U.S. GAAP at December 31, 2023. The table also includes amounts related to financial instruments that are not permitted to be offset but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be ambiguous. For example, this may be the case for certain government entities and U.S. pension plans.

| | Assets | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2023 | | | | | |
| | | | | Gross Amounts Not Offset | | |
| | Gross Amounts Recognized | Gross Amounts Offset in Balance Sheet (1) | Net Amounts Presented in the Balance Sheet | Financial Instruments Received (2) | Cash Collateral Received | Net Amount (3) |
| | (in millions) | | | | | |
| Securities purchased under agreements to resell (enforceable) | $ 82,655 | $ (59,764) | $ 22,891 | $ 22,803 | $ 13 | $ 75 |
| Securities purchased under agreements to resell (nonenforceable) | 4,679 | — | 4,679 | 4,676 | — | 3 |
| Receivables under securities borrowing arrangements (enforceable) | 4,860 | — | 4,860 | 4,752 | — | 108 |
| Receivables under securities borrowing arrangements (nonenforceable) | 5,886 | — | 5,886 | 5,766 | — | 120 |
| **Total** | $ 98,080 | $ (59,764) | $ 38,316 | $ 37,997 | $ 13 | $ 306 |

| | Liabilities | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2023 | | | | | |
| | | | | Gross Amounts Not Offset | | |
| | Gross Amounts Recognized | Gross Amounts Offset in Balance Sheet (1) | Net Amounts Presented in the Balance Sheet | Financial Instruments Pledged(2) | Cash Collateral Pledged | Net Amount (3) |
| | (in millions) | | | | | |
| Securities sold under agreements to repurchase (enforceable) | $ 70,644 | $ (59,764) | $ 10,880 | $ 10,838 | $ 2 | $ 40 |
| Securities sold under agreements to repurchase (nonenforceable) | 28,003 | — | 28,003 | 27,945 | — | 58 |
| **Total** | $ 98,647 | $ (59,764) | $ 38,883 | $ 38,783 | $ 2 | $ 98 |

(1) Represents recognized amount of reverse repurchase and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by generally accepted accounting principles.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

***Collateral Pledged In and Pledged Out Associated with Collateralized Financing Activities*** The following table provides the class of collateral pledged and remaining contractual maturity of repurchase agreements accounted for as secured borrowings as of December 31, 2023:

| | Overnight and Continuous | Up to 30 days | 30 to 90 days | Greater than 90 days | Total |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| U.S. government and government agencies | $ 88,162 | $ 6,043 | $ 775 | $ 22 | $ 95,002 |
| Corporate debt | 1,871 | — | 1,042 | 221 | 3,134 |
| Asset-backed securities | 504 | — | — | 7 | 511 |
| Municipal securities | — | — | — | — | — |
| | $ 90,537 | $ 6,043 | $ 1,817 | $ 250 | $ 98,647 |

As part of our financing activities, we have also accepted collateral that we are permitted to sell or repledge, the gross fair value of which was $98,689 million as of December 31, 2023. Collateral in the amount of $98,401 million has been sold or repledged.

## 9. Other Assets

The composition of other assets at December 31, 2023 was as follows:

| | | December 31, 2023 |
|---|---|---|
| | | (in millions) |
| Accrued interest receivable | $ | 287 |
| Internally generated software, net | | 90 |
| Deferred tax receivable | | 73 |
| Affiliate receivables | | 58 |
| Fees receivable | | 30 |
| Settlement accounts | | 22 |
| Clearing organization and exchange shares (includes $15 at fair value) | | 17 |
| Prepaid expenses and others | | 10 |
| Exchange membership, at cost (market value $2) | | 1 |
| | $ | 588 |

## 10. Short-term Borrowings

Short-term borrowings representing unsecured loans used to fund day-to-day operations, including the securities settlement process, are shown in the table below as of December 31, 2023:

| Credit provider | Expiry Date | Committed / Uncommitted | Pricing / Rate | Line amount | Drawn amount | Undrawn amount |
|---|---|---|---|---|---|---|
| | | | | | (in millions) | |
| HSBC USA Inc. | 9/30/2024 | Uncommitted | SOFR + 20bps | $ 2,700 | $ — | $ 2,700 |
| HSBC USA Inc. | 9/30/2024 | Committed | SOFR + 79bps | 1,650 | — | 1,650 |
| HSBC USA Inc. | 3/21/2024 | Committed | SOFR + 60bps | 500 | — | 500 |
| HSBC USA Inc. | 3/14/2024 | Committed | SOFR + 60bps | 500 | — | 500 |
| HSBC USA Inc. | 9/13/2024 | Committed | SOFR + 122bps | 200 | 80 | 120 |
| HSBC Bank (USA) N.A. | Intra-day | Uncommitted | 1% | 2,000 | — | 2,000 |
| HSBC USA Inc. | Intra-day | Uncommitted | 1% | 3,350 | — | 3,350 |
| HSBC USA Inc. | Intra-day | Committed | 75bps | 650 | — | 650 |
| | | Total | | $ 11,550 | $ 80 | $ 11,470 |

Short-term borrowings also include bank account balances in overdraft of $17 million at December 31, 2023.

## *11. Related Party Transactions*

In the normal course of business, we enter into transactions with HSBC and its subsidiaries. These transactions include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services. The following tables and discussions below present the significant related party balances generated by related party transactions:

| | | December 31, 2023 |
|---|---|---|
| | | (in millions) |
| ***Assets*** | | |
| Cash | $ | 11 |
| Financial instruments owned, at fair value | | 59 |
| Securities purchased under agreements to resell | | 1,670 |
| Receivable from customers | | 162 |
| Receivable from brokers, dealers, and clearing organizations | | 5,115 |
| Other assets | | 70 |
| ***Liabilities*** | | |
| Short-term borrowings | $ | 95 |
| Securities sold under agreements to repurchase | | 1,538 |
| Payable to customers | | 1,784 |
| Payable to brokers, dealers, and clearing organizations | | 300 |
| Accounts payable and accrued liabilities | | 161 |
| ***Liabilities subordinated to claims of general creditors*** | $ | 1,050 |

***Funding and Derivative Related Arrangements with HSBC Affiliates*** We have entered into revolving subordinated loan agreements with an affiliate. We have an $850 million revolving subordinated loan facility due August 31, 2027 with HSBC USA Inc. ("HUSI") at SOFR plus 105 basis points. As of December 31, 2023, we had drawn $800 million from the facility. We have a $500 million revolving subordinated loan facility due April 8, 2027 with HUSI at SOFR plus 110 basis points ($250 million was drawn as of December 31, 2023) and a $100 million subordinated loan facility due August 19, 2028 with HUSI at SOFR plus 250 basis points (no withdrawl as of December 31, 2023.)

The subordinated loans are covered by agreements approved by FINRA and CME and are therefore available in computing net capital under the Securities and Exchange Commission ("SEC")’s Uniform Net Capital Rule. To the extent that such borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid.

***Services Provided Between HSBC Affiliates*** Under multiple service level agreements, we provide services to and receive services from various HSBC affiliates. The following summarizes these activities:

- Our technology and certain centralized support services including human resources, corporate affairs, risk management, legal, compliance, tax, finance and other shared services are centralized within HSBC Technology & Services (USA)(“HTSU”). The fees we pay to HTSU for the centralized support services and processing activities are included in support services from HSBC affiliates. Our employees provide similar support services to HTSU, which are then charged to other affiliates.
- We provide trading personnel, execution service, and other support services to HSBC Bank plc ("HBEU"). The associated revenues are included in commissions and service fees from HSBC affiliates. We also receive services from HBEU for centralized functions supporting the trading business.
- We provide broker dealer, debt underwriting, customer referrals, loan syndication and other treasury and traded markets related services to HBUS, pursuant to service level agreements. Fees charged for these services are generally included in service fees from HSBC affiliates. Debt underwriting fees charged are recorded as investment banking income. We lease office space from HBUS and this expense is recorded in occupancy expenses. Also pursuant to a service level agreement, HBUS employees provide brokerage services to our retail customers.

- We use HSBC Global Services (UK) Limited and HSBC Group Management Services Limited, HSBC affiliates located outside of the United States, to provide various support services to our operations including among other areas, customer service, systems, collection, research services, and accounting functions.

## *12. Postretirement Benefits*

Our employees participate, to the extent they meet minimum eligibility requirements, in HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason. The following is a discussion of HNAH's significant benefit plans.

***Pension Plan*** Certain employees are eligible to participate in the HNAH qualified defined benefit pension plan (the "Plan") which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC companies operating in the United States. Future benefit accruals for legacy participants under the final average pay formula and future contributions under the cash balance formula were previously discontinued and, as a result, the Plan is frozen.

The costs of the Pension Plan have been actuarially determined. We have not been allocated any portion of the Plan's net pension asset.

***Defined Contribution Plan*** We maintain a 401(k) plan covering substantially all employees. Employer contributions to the plan are based on employee contributions.

***Retiree Medical*** The HSBC - North America (U.S.) Retiree Health Plan ("Retiree Health Plan") is an employee welfare benefit plan sponsored by HNAH. Certain employees who were hired before January 1, 1993 are eligible to participate in the Retiree Health Plan. Employees hired or rehired by us on or after January 1, 1993 are not eligible for retiree medical benefits.

## *13. Stock Purchase Plan and Restricted Share Plan*

Certain employees participate in HSBC's long-term stock-based incentive plans, which provide for grants of common stock-based awards, and restricted share units ("RSUs") described below. There are no separate plans solely for our employees.

***Employee Stock Purchase Plan*** The HSBC International Employee Share Purchase Plan (the "HSBC ShareMatch Plan") allows eligible employees to purchase HSBC shares with a maximum monthly contribution of $318 in 2023. For every three shares purchased under the HSBC ShareMatch Plan (the "Investment Share") the employee is awarded an additional share at no charge (the "Matching Share"). The Investment Share is fully vested at the time of purchase while the Matching Share vests at the end of three years contingent upon continuing employment with the HSBC Group.

***Restricted Share Plan*** Under the HSBC Group Share Plan, share-based awards have been granted to key employees typically in the form of restricted share units. These shares have been granted subject to either time-based vesting or performance based vesting, typically over three to five years. Annual awards to employees are generally subject to three-year time-based graded vesting. We also issue a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees.

## *14. Income Taxes*

Under the income tax allocation agreement with HMUS, our U.S. federal, state and local income taxes are provided on a separate entity basis. We have a $17 million current income tax payable to HMUS at December 31, 2023.

We have net deferred income tax assets of $73 million at December 31, 2023, as follows:

| | December 31, 2023 |
|---|---|
| | (in millions) |
| Deferred tax asset: | |
| Net operating loss carryforward, Federal | $ — |
| Net operating loss carryforward, State | 188 |
| Deferred compensation | 37 |
| Other | 2 |
| Gross deferred tax asset | 234 |
| Valuation allowance - Federal NOL | — |
| Valuation allowance - State NOL | (161) |
| Deferred tax assets, net of valuation allowance | 73 |
| Deferred tax liabilities: | |
| Capitalization costs | — |
| Gross deferred tax liability | — |
| Net deferred tax assets | $ 73 |

In evaluating the need for a valuation allowance at December 31, 2023, it has been determined that the consolidated HNAH Group projections of future taxable income from U.S. operations, based on management approved business plans, do not provide sufficient and appropriate support for the recognition of our State NOL Deferred Tax Assets and therefore the Valuation Allowance of $161 million previously recorded remains appropriate in 2023.

At December 31, 2023, we have valuation allowances against state net operating loss carryforwards, as disclosed in the table above, which are not supported by projections of future taxable income.

We remain subject to examination for federal income tax returns for 2017 and forward as well as state and local income tax examinations for years 2010 and forward. We are currently under audit by various state and local tax jurisdictions. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statute of limitations. Such adjustments are reflected in the tax provision.

## *15. Commitments and Contingent Liabilities*

***Guarantees*** In the normal course of business, we provide guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. Our obligation under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such agreements is deemed remote.

***Commitments*** We have entered into forward starting reverse repurchase agreements and repurchase agreements that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2023, we had committed to enter into reverse repurchase agreements and repurchase agreements of $19,648 million and $1,323 million, respectively. All contracts expire either before or on February 2, 2024.

***Leases*** At December 31, 2023, we were obligated under short-term lease agreements with an affiliated entity relating to property used for office space and business purposes. Under the terms of the lease agreements, rental payments to affiliates totaled $8 million for the period ended December 31, 2023. These lease agreements have been renewed for one year which will expire on December 31, 2024. The payments for 2024 are expected to be approximately $21 million.

***Sponsored member repo program*** We act as a sponsoring member to clear eligible overnight resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation ("FICC") on behalf of clients that become sponsored members under the FICC's rules. We also guarantee to the FICC the prompt and full payment and performance of its sponsored member clients' respective obligations under the FICC's rules. We minimize its liability under these overnight guarantees by obtaining a security interest in the cash or high-quality securities collateral that the clients place with the clearing house, and therefore, we expect the risk of loss to be remote.

## *16. Litigation and Regulatory Matters*

In addition to the matters described below, in the ordinary course of business, we are routinely named as a defendant in, or as party to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of legal matters, including litigation, governmental and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of such matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation, governmental and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigation, governmental and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

Based on the facts currently known, in respect of each of the below investigations, it is not practicable at this time for us to determine the terms on which these ongoing investigations will be resolved or the timing of such resolution or for us to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our statement of financial condition in any particular period.

*Canada Precious Metals Litigation*

We and other HSBC affiliates have been named, along with other institutions, as defendants in several putative class actions filed in the Superior Courts of Justice in the Provinces of Ontario and Quebec, Canada. These claims allege, among other things, that the defendants conspired to manipulate the prices of gold and silver derivatives. These claims include: (1) DiFilippo and Caron v. The Bank of Nova Scotia, et al. (Superior Court of Justice, Ontario Province) (Gold Fix); (2) DiFilippo and Caron v. The Bank of Nova Scotia, et al. (Superior Court of Justice, Ontario Province) (Silver Fix); (3) Benoit v. Bank of Nova Scotia, et al. (Superior Court of Justice, Quebec Province); and (4) Ayas v. La Banque de Nouvelle-Ecosse, et. al. (Superior Court of Justice, Quebec Province). The *DiFilippo* actions are now proceeding under amended complaints.

*Benchmark Rate Litigation*

In August 2020 a complaint was filed in the U.S. District Court for the Northern District of California on behalf of several individual borrowers under variable consumer debt products such as mortgages and credit cards. The complaint alleges that, as administered, the ICE LIBOR system constitutes an illegal monopolization and price-fixing conspiracy and seeks a declaration that any agreement containing LIBOR-based variable interest rates is illegal and void under U.S. antitrust law, as well as an injunction prohibiting the defendants, which include HSBC, HBEU, HBUS, and HSI, from enforcing any loan or credit agreement containing a LIBOR based variable interest rate (*McCarthy, et al. v. Intercontinental Inc., et al*.). In October 2023 the court granted the defendants' joint motion for summary judgment and dismissed the case. Plaintiffs have appealed.

*Gilts Litigation*

In June 2023, HBEU and us, among other banks, were named as defendants in a purported class action lawsuit filed in the U.S. District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market. This matter is at an early stage. In September 2023, the defendants filed a motion to dismiss, which remains pending. It is possible that additional civil actions will be initiated against us in relation to our historical gilts trading activities.

Based on the facts currently known, it is not practicable at this time for us to predict the resolution of these matters, including the timing or any possible impact on us, which could be significant.

## 17. Risk Management

***Financial Instruments with Off-Balance-Sheet Risk*** In the normal course of business, our customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose us to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss.

As part of our financing and securities settlement activities, we use securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

***Concentrations of Market Risk*** In the normal course of our operations, we enter into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities positions that result from market-making. The potential for changes in the market value of our trading positions is referred to as market risk. All of our inventory positions are marked-to-market with the changes recorded in Financial instruments owned and sold, not yet purchased at fair value. We monitor and manage our market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organization.

***Concentrations of Credit Risk*** Credit risk is measured by the loss that we would record if our counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. We have established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

We regularly transact business with, and own securities issued by, a range of corporations, governments and agencies, and other financial institutions. We also enter into collateralized financing agreements in which we extend short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

We control access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Our policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with our custodian.

***Liquidity Risk*** Liquidity risk is the risk that an institution will be unable to meet its obligations as they become due or fund its activities because of an inability to liquidate assets or obtain adequate funding. We continuously monitor the impact of market events on liquidity positions. As discussed in Note 11, "Related Party Transactions," we do obtain some liquidity support through borrowing arrangements with our affiliates.

***Operational Risk Management*** Operational risk results from inadequate or failed internal processes, people and systems or from external events, including legal risk. Operational risk is relevant to every aspect of our business and covers a wide spectrum of risks.

***Resilience risk*** Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates and counterparties as a result of sustained and significant operational disruption.

***Compliance Risk Management*** Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. It is a composite risk that can result in regulatory sanctions, financial penalties, litigation exposure and loss of reputation. Compliance risk is inherent throughout the organization.

## *18. Net Capital Requirements*

We have elected to use the alternative method, permitted by SEC Rule 15c3-1 under Securities Exchange Act of 1934, which requires that we maintain a minimum net capital, equal to the 2 percent of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, we are required to maintain a minimum net capital in an amount equal to the greater of $1 million or 8 percent of total risk margin in noncustomer accounts plus 8 percent of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2023, our net capital was $1,309 million, which was 267.70 percent of aggregate debit balances, and $833 million in excess of our required net capital of $476 million.

We are also subject to the customer protection SEC Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2023, qualified securities segregated in a special reserve account for the exclusive benefit of customers was $304 million. The qualified securities were received from securities purchased under agreements to resell on the statement of financial condition. We also have deposited $5 million in a Proprietary Accounts of Brokers (PAB) reserve account.

## *19. Subsequent Events*

No other material events or transactions that would require recognition or disclosure in the statement of financial condition have occurred subsequent to the date of the statement of financial condition, and through February 29, 2024, the date of issuance of the statement of financial condition.